EXHIBIT (h)(5)

FEE REDUCTION AGREEMENT

AGREEMENT effective as of the 1st day of May 2012, between Worldwide Health Sciences Portfolio (the “Trust”) and Eaton Vance Management (the “Manager”).

WHEREAS, the Trust has entered into a Management Agreement (“Management Agreement”) with the Manager, which Management Agreement provides that the Manager shall be entitled to receive an asset-based fee payable at a certain rate; and

WHEREAS, the Manager has offered to reduce such advisory fee rate as described below, and the Trust has accepted such fee reduction, such fee reduction being effective as of May 1st, 2012; and

WHEREAS, the Manager and the Trust wish to memorialize said fee reduction in writing;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust and the Manager hereby agree as follows:

1.

For so long as the Management Agreement shall remain in effect, notwithstanding any provisions of the Management Agreement to the contrary, the Manager will reduce its management fee for the Trust in accordance with the schedule set forth on Exhibit A hereto.

2.

This Agreement may only be terminated or amended upon the mutual written consent of the Trust and the Manager; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Manager or the Trust (the “Independent Trustees”) and by the vote of a majority of the outstanding voting securities of the Trust; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Trust.

3.

For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of the Trust” shall mean the vote, at a meeting of Holders, of the lesser of (i) 67 per centum or more of the Interests in the Trust present or represented by proxy at the meeting if the Holders of more than 50 per centum of the outstanding Interests in the Trust are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding Interests in the Trust.  The terms “Holders” and “Interests” when used herein shall have the respective meanings specified in the Declaration of Trust of the Trust.

4.

This instrument is executed under seal and shall be governed by Massachusetts law.

IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

WORLDWIDE HEALTH SCIENCES PORTFOLIO

By:

/s/ Maureen A. Gemma

Maureen A. Gemma

Secretary

EATON VANCE MANAGEMENT

By:

/s/ Duncan W. Richardson

Duncan W. Richardson

Vice President

Exhibit A

MANAGEMENT FEE REDUCTION SCHEDULE

Worldwide Health Sciences Portfolio

(Effective May 1st, 2012)

The Manager’s management fee shall be computed as follows:

Average Daily Net Assets	Mgmt. Fee
Up to $500 million	0.375%
$500 million but less than $1 billion	0.32%
$1 billion but less than $1.5 billion	0.29%
$1.5 billion but less than $2 billion	0.26%
$2 billion but less than $2.5 billion	0.23%
$2.5 billion and over	0.20%

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